

Tarek Arafat · 1st
CEO @ TableOne
3h · Edited ·

Yesterday, in 1 hour, we hit $350k in reservations for our community round 📈

If you've been following along with the TableOne journey, you'll know that pretty much everything about how Frank and I have built it to this point has been unorthodox. So it only makes sense that the way we raise money is the same.

We decided to do this by making everything about our business public here on this investment page: https://lnkd.in/eCwFce-d

We're capping the round at $400k, so if you want to be part of our journey, we'd love to have you 🤝

s/o Tyler Denk 🐝 and Jack Kuveke for the inspo

#communityround

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